Branden T. Burningham
Attorney at Law
455 East 500 South, Suite 205
Salt Lake City, Utah 84111

ADMITTED IN UTAH AND CALIFORNIA	TELEPHONE: (801) 363-7411
FACSIMILE: (801) 355-7126

September 19, 2006

H. Roger Schwall, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-7010

Re:	Bullion River Gold Corp., a Nevada corporation (the "Company")

Amendment No. 1 to Registration Statement on Form SB-2-A1
Commission File No. 333-136129

Dear Mr. Schwall:

Attached hereto is the above-referenced Form, which has been prepared in response to your comment letter dated August 25, 2006. The margins of the amended Form have been marked to indicate the revisions that have been made in response to the comment letter, with the numbers in the margins corresponding to the paragraph numbers of both your letter and this letter. The paragraphs containing these revisions have also been marked with the standard &ltR&gt and &lt/R&gt tags.

1. The following subparagraphs respond to the applicable comments from your comment letter dated February 16, 2006:

(1) This comment is addressed in detail in Paragraph 2 below.

(2) The selling security holder tables disclose by footnote the names of the individuals with voting and/or dispositive powers with respect to the selling stockholders.

(3) The Company has confirmed that William Newbauer, Scott Hunter, Paul Haber, Edwin Barreto and Michael Coughlan are the only selling stockholders who are affiliates of broker-dealers.

(4) The above-referenced amended Registration Statement contains all of the applicable undertakings required by Item 512 of Regulation SB.

(5) On March 9, 2006, the Company filed with the Securities and Exchange Commission a Quarterly Report on Form 10-QSB/A for the quarterly period ended September 30, 2005. This amended Quarterly Report was filed in response to Comment No. 5 of your comment letter dated February 16, 2006. A copy of the amended Quarterly Report is enclosed for your reference.

2. As stated in Comment No. 2 of your comment letter, the Company did orally commit to grant the Class B2 Ratchet Warrants. However, the Company also executed Securities Purchase Agreements with each of the parties to whom these warrants were issued. Each of these purchase agreements defined the warrants that were granted thereunder by referring to Exhibit "B" thereto, rather than specifically identifying the warrants within the body of the agreement. Furthermore, each of the Class B2 Ratchet Warrants was included within the applicable Exhibit "B." Therefore, although each of these warrants was initially granted pursuant to an oral agreement, each of these agreements was later reduced to writing. Accordingly, the Company has deleted all references to oral agreements within the registration statement.

3. The Company has relied on Item 10(a)(2)(iii) of Regulation SB in concluding that it was eligible to file its registration statement on Form SB-2. According to that rule, "[o]nce a small business issuer becomes a reporting company it will remain a small business issuer until it exceeds the revenue limit or the public float limit at the end of two consecutive years."

As of December 31, 2005, the Company was deemed to be a small business issuer because:

(1) had revenues of less than $25 million;

(2) was a U.S. issuer;

(3) was neither an investment company nor an asset-backed issuer;

(4) had a public float of less than $25 million, as indicated on the cover page of its Annual Report on Form 10-KSB for the calendar year then ended.

In addition, for all previous years during which the Company has been a reporting issuer, it has met the definition of a small business issuer. You can confirm the public float figures for each of these years by reviewing the Company's applicable Annual Reports on Form 10-KSB.

4. The signature dates of the signing parties are indicated.

In addition to the foregoing changes, the registration statement has been revised to update the Company's financial statements and "Management's Discussion and Analysis" disclosure through June 30, 2006. These changes are indicated within the document. Other information, such as the Company's recent stock quote information and number of employees, has been updated through the most recent practicable date.

Please contact me with any additional questions or comments.

Sincerely yours,

/s/ Branden T. Burningham

Branden T. Burningham